# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Robinhood Markets, Inc., CIK 0001783879
CUSIP: 770700102
Title of class of securities: Class A Common Stock - $0.0001 par value per share
Address of issuer's principal executive offices: 85 Willow Rd, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001870914

## Reporting persons
- Baiju Bhatt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 63,504,648; shared voting power 0; sole dispositive power 54,163,171; shared dispositive power 0; aggregate amount beneficially owned 64,069,727 (7.6% of the class)
  Comment: (1) Row 5: As of September 30, 2025, consists of (i) 87 shares of Class A common stock, par value $0.0001 per share ("Class A common stock"), of Robinhood Markets, Inc. (the "Company") held of record by Mr. Bhatt, (ii) 800 shares of Class A common stock issuable to Mr. Bhatt within 60 days after September 30, 2025 upon vesting and settlement of restricted stock units granted to him by the Company ("RSUs") (which vested and settled on October 1, 2025), (iii) 938,167 shares of Class B common stock, par value $0.0001 per share ("Class B common stock"), of the Company held of record by The Baiju Prafulkumar Bhatt GRAT dated 10/4/18, for which Mr. Bhatt serves as sole trustee and by which Mr. Bhatt has been granted an irrevocable proxy, (iv) 1,228,186 shares of Class B common stock, held of record by Baiju P Bhatt 2023 GRAT, for which Mr. Bhatt serves as sole trustee and by which Mr. Bhatt has been granted an irrevocable proxy, (v) 2,000,000 shares of Class B common stock, held of record by Baiju P Bhatt 2025 GRAT, for which Mr. Bhatt serves as sole trustee and by which Mr. Bhatt has been granted an irrevocable proxy, (vi) 49,430,852 shares of Class B common stock, held of record by The Baiju Prafulkumar Bhatt Living Trust, dated 11/30/17, for which Mr. Bhatt serves as sole trustee and by which Mr. Bhatt has been granted an irrevocable proxy, (vii) 1,408,450 shares of Class B common stock held of record by Butterfly Management LLC, by which Mr. Bhatt has been granted an irrevocable proxy, (viii) 1,814,875 shares of Class B common stock held of record by Surfboard Management LLC, by which Mr. Bhatt has been granted an irrevocable proxy, and (ix) 6,683,231 shares of Class B common stock held of record by The Tenev 2017 Irrevocable Trust, by which Mr. Bhatt has been granted an irrevocable proxy.
  
  Mr. Bhatt has voting power over the shares described in the foregoing clauses (vii) through (ix) pursuant to an irrevocable proxy granted by the entities that are the recordholders of such shares (which entities are related to Vladimir Tenev, a founder of the Company) under the Founders' Voting Agreement (as defined below), but does not have an economic interest in such shares.
  
  In connection with the Company's initial public offering (the "IPO"), the Company's founders (including Mr. Bhatt) and some of their related entities entered into a voting agreement, which became effective prior to the completion of the IPO (the "Founders' Voting Agreement"), to which the Company is also a party. Pursuant to the Founders' Voting Agreement, each of the founders and their related entities (including estate planning vehicles) that are party to the Founders' Voting Agreement (including entities made party by joinder, "Founder Affiliates") agreed, upon the terms and subject to the conditions set forth therein, to, among other things, (a) vote all of their shares of the Company's common stock in favor of the election of each founder to, and against the removal of each founder from, the Company's board of directors, (b) vote together in the election of other directors generally, subject to deferring to the decision of the nominating and corporate governance committee in the event of any disagreement between the founders, and (c) ensure that all such shares are voted as described above, including causing its shares to be present in person or by proxy for purposes of constituting a quorum at the meeting of stockholders. In addition, under the Founders' Voting Agreement, certain of the Founder Affiliates have granted to the other, unrelated founder, an irrevocable voting proxy with respect to shares of the Company's common stock owned by such Founder Affiliate. Also pursuant to the Founders' Voting Agreement, each founder has granted, effective upon such founder's death or permanent and total disability, a voting proxy to the other founder with respect to shares of the Company's common stock held by such founder and over which such founder was entitled to vote (or direct the voting of) immediately prior to such founder's death or permanent and total disability. The Founders' Voting Agreement also grants to each founder and his respective Founder Affiliates a right of first offer in the event the other founder or any of his respective Founder Affiliates proposes to transfer any shares of Class B common stock in a transaction that would cause such shares of Class B common stock to convert to Class A common stock pursuant to the Company's amended and restated certificate of incorporation (the "Charter"), subject to certain exceptions. All of the shares identified in this footnote, as well as the 565,079 shares of Class B common stock held of record by the Bhatt Family LLC set forth under footnote (2), are subject to the Founders' Voting Agreement and parties to the Founders' Voting Agreement may be deemed to constitute a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended. Except as set forth in this Amendment No. 3 to Schedule 13G, Mr. Bhatt has neither voting nor investment power over the securities beneficially owned by other parties to the Founders' Voting Agreement and disclaims beneficial ownership of such securities.
  
  Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the Company's stockholders and holders of Class B common stock are entitled to 10 votes per share on all matters to be voted upon by the Company's stockholders. The holders of Class A common stock and Class B common stock vote together as a single class, unless otherwise required by the Charter or applicable law. Pursuant to certain equity exchange agreements entered into between the Company and each of the Company's founders, including Mr. Bhatt, in connection with the IPO, Mr. Bhatt has a right (but not an obligation) to require the Company to exchange, for shares of Class B common stock, any shares of Class A common stock received by him upon the vesting and settlement of RSUs related to shares of Class A common stock (the "Equity Exchange Rights") in accordance with the terms of such equity exchange agreements. The Equity Exchange Rights apply only to equity awards granted to the Company's founders prior to August 2, 2021, the date of the effectiveness of the Charter.
  
  (2) Row 7: Includes the amounts set forth under footnote (1) above other than (i) 1,408,450 shares of Class B common stock held of record by Butterfly Management LLC, (ii) 1,814,875 shares of Class B common stock held of record by Surfboard Management LLC and (iii) 6,683,231 shares of Class B common stock held of record by The Tenev 2017 Irrevocable Trust. Also includes 565,079 shares of Class B common stock held of record by the Bhatt Family LLC (for which Mr. Bhatt's spouse is the sole manager), over which shares Mr. Bhatt's spouse has sole investment power and Mr. Bhatt has a right to obtain sole investment power within 60 days after September 30, 2025. Mr. Tenev has voting power over the 565,079 shares described in the foregoing sentence pursuant to an irrevocable proxy granted by the Bhatt Family LLC under the Founders' Voting Agreement but does not have an economic interest in such shares.
  
  (3) Row 9: Includes the amounts set forth under footnote (1) and the 565,079 shares of Class B common stock held of record by the Bhatt Family LLC set forth under footnote (2).
  
  (4) Row 11: Percentage ownership is based on 773,963,666 shares of Class A common stock outstanding as of July 24, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025, plus (i) the assumed conversion, solely for purposes of calculating Mr. Bhatt's percentage ownership, of the 64,068,840 outstanding shares of Class B common stock deemed beneficially owned by Mr. Bhatt, as described herein, into shares of Class A common stock and (ii) the 800 shares of Class A common stock issuable to Mr. Bhatt upon vesting and settlement of RSUs within 60 days after September 30, 2025 as described herein. The percentage reported does not reflect the ten to one voting power of the Class B common stock.

## Item 1. Issuer
Name of issuer: Robinhood Markets, Inc.
Address of issuer's principal executive offices: 85 Willow Rd, Menlo Park, CA 94025

## Item 2. Person Filing
Name of person filing: Baiju Bhatt
Address of principal business office or, if none, residence:
c/o Robinhood Markets, Inc.
85 Willow Rd
Menlo Park, CA 94025
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page.
Shared power to vote or to direct the vote: See Row 6 of cover page.
Sole power to dispose or to direct the disposition: See Row 7 of cover page.
Shared power to dispose or to direct the disposition: See Row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Baiju Bhatt: /s/ Baiju Bhatt, Baiju Bhatt (10/31/2025)